INSIGNEO INTERNATIONAL FINANCIAL SERVICES,LLC

**Report Pursuant to Rule 17a-5
Under the Securities Exchange
Act of 1934**

December 31, 2022



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
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hours per response: 12

SEC FILE NUMBER
8-33185

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/2022 AND ENDING 12/31/2022
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Insigneo International Financial Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ **Broker-dealer**   ☐ **Security-based swap dealer**   ☐ **Major security-based swap participant**
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Parque Las Americas 1, Costa St. Suite 101
(No. and Street)

San Juan   **Puerto Rico**   **00918**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Miguel Rivera Cruz   **787-999-8012**   miguel.rivera@insigneo.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA LLP
(Name – if individual, state last, first, and middle name)

100 SE 2nd St. Suite 1700   **Miami**   **FL**   **33131**
(Address)   (City)   (State)   (Zip Code)

10/08/2003   **243**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Miguel Rivera Cruz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Insigneo International Financial Services LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Affidavit No. 4655
April 3, 2023
San Juan, PR

Signature: [signature]

Title:
Chief Financial Officer/ Financial & Operations Principal

[signature]

Notary Public

RAFAEL E. RIVERA SANCHEZ ABOGADO NOTARIO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S



Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd Street
Miami Tower - 17th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of Insigneo International Financial Services, LLC
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Insigneo International Financial Services, LLC (the "Broker-Dealer") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2022.

April 4, 2023

INSIGNEO INTERNATIONAL FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 4,908,692
Securities Owned, at Fair Value	76,686
Receivable from brokers and clearing organizations	7,882,468
Deposits at interest	600,000
Restricted Cash	250,000
Broker advances, notes, and other receivables	171,448
Receivable from related parties	1,867,847
Property and equipment, net	150,997
Right of use lease assets, net	3,345,389
Prepaid expenses and other assets	428,128
TOTAL ASSETS	$ 19,681,655

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 1,520,107
Commissions payable	4,127,932
Payable to related parties	1,612,935
Lease liabilities	3,390,451
Securities sold, but not yet purchased, at fair value	38,188
TOTAL LIABILITIES	10,689,613

LEASE COMMITMENTS AND CONTINGENCIES (Note 10 and Note 15)

MEMBER'S EQUITY	8,992,042
	$ 19,681,655

See accompanying notes to the financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Insigneo International Financial Services, LLC (the "Company") (formerly known as Citi International Financial Services LLC), was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Company obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Company received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Company introduced retail brokerage services in various Latin American countries. On February 4, 1999, the Company obtained from the Commissioner a license to operate an International Banking Entity. The International Division is managed as a unit of the Company and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes, as long as it operates under the International Banking Center Regulatory Act of 1989. During 2003, the Company ceased to offer its institutional brokerage operations to customers in Puerto Rico. During 2008, the Company converted into a limited liability company. As a result of the conversion, Citigroup Participation Luxembourg Limited was declared the Company's sole member.

During 2017, the Commissioner granted a permit to the Company to establish a branch in Miami, Florida. The Miami branch conducted the securities brokerage services on behalf of its foreign clients and other activities, as permitted under its license pursuant to the International Banking Center Regulatory Act of 1989. As part of the streamlining of its operations, the Company transferred its entire business serviced by the Miami branch, including customer accounts and associated persons, to Citigroup Global Markets Inc. (CGMI), the Company's affiliate under Citigroup Inc. (Citi) structure at the time. The transfer was completed on July 16, 2021. Consequently, the Miami branch ceased operations following the consummation of this transfer. The termination of branch licenses was effective July 16, 2021.

On December 16, 2021, Citigroup Inc. (Citi) announced that the Company's sole member entered into a definitive agreement with Insigneo Financial Group LLC (Insigneo), under which Insigneo, or any entity controlled by Insigneo, would acquire the Company at some point during year 2022, subject to regulatory approvals. On August 1, 2022, Citi and Insigneo announced the closing of the agreement whereby Insigneo Puerto Rican Holdings, LLC (Insigneo PR Holdings), an indirect subsidiary of Insigneo, would acquire all equity interests in the Company. As a result of the closing of the acquisition, the Company changed its name to Insigneo International Financial Services, LLC and Insigneo PR Holdings became the sole member of the Company's. The Company did not elect to use push down accounting from its new parent entity and continues to use its carried over basis.

Currently, the Company sells listed and over the counter equities, listed options, mutual funds, and government and corporate bonds to retail investors in various Latin American countries, primarily on a riskless principal basis.

The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Protection Investor Corporation. As a non-clearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company's operations during the year ended December 31, 2022 consisted mainly of securities brokerage transactions through the International Division, with customers outside of Puerto Rico.

Although the Company is also authorized to engage in insurance brokerage as authorized by the Commissioner of Insurance of Puerto Rico, sales of annuities are not currently being offered to clients.

The Company's sole member is not personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs is not grounds for imposing personal liability on the Company's sole member.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Method of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments such as money market funds, with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits. Cash denominated in foreign currencies is valued at quoted exchange rates.

Securities Owned

Securities owned are recorded at fair value with the related unrealized gain or loss recognized in the statement of income as part of other income. Securities transactions are recorded on a trade-date basis.

Deposit at interest

Deposits at interest consist of time deposits with a banking financial institution entity and deemed restricted as required by laws and regulations for which the Company's operations are subject to.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The cash balance in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash.

Property, Depreciation and Amortization

Property is stated at cost. Expenditures for property which substantially increase useful lives are capitalized. Depreciation and amortization is provided for on a straight-line basis over the useful lives of the respective assets ranging from 3 to 7 years or the term of the lease. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts.

Broker Advances and Notes Receivable

Broker advances and notes receivable are comprised of balances due from brokers and certain former brokers. The carrying amount of the balances reflects the unrepaid portion of non-forgivable advances and loans and the amortized balance of forgivable loans. Forgivable loans are amortized on a monthly basis over the life of the loan.

Non-forgivable advances and notes receivable are charged off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote. Amortized forgivable loan balances, whose agreement provisions are breached, are reinstated to the most recent forgiveness date and collection efforts are enacted.

Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities, as well as the non-U.S. jurisdictions in which it operates. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of income tax expense.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, Income Taxes, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 8 for a further description of the Company's tax provision and related income tax assets and liabilities.

For the 2022 tax year, entities required to file audited financial statements with their income tax returns, may file standalone audited financial statements and, in lieu of providing audited consolidated financial statements, should disclose in the notes to the financial statements the names of related entities engaged in active trade or business in Puerto Rico, as defined by the New Code. Please refer to Note 8 for further information.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Receivables

The Company's receivables from its clearing organizations includes amounts receivable from unsettled trades, including amounts related to accrued interest receivable and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of the daily settlement, the amount of unsettled exposure is limited to the amount owed the Company for a very short period. The Company continually reviews the credit quality of its counterparties.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Based Compensation

The Parent has issued performance-based incentive units to certain officers of the Company. The Company measures compensation cost for all employee unit-based awards at fair value on the date of grant and recognizes compensation expense over the requisite service period. The fair value of the unit grant is determined using the Black-Scholes valuation model. Forfeitures are recorded as they occur.

ASC 842 Leases

In accordance with ASC 842 – *Leases*, the Company records a right-of-use asset and related lease liability on the statement of financial condition for leases in excess of one year. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate of 3.82% to determine the Company's effective cost of capital. Lease costs for lease payments are recorded on a straight-line basis over the term of the lease. (See Note 10)

NOTE 2.   RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The Company maintains a clearing agreement (the "agreement") with Pershing, LLC ("Pershing"), a clearing organization of Bank of New York Company, whose principal office is in Jersey City, New Jersey. Under the agreement, Pershing clear securities transactions, on a fully disclosed basis, and carry account assets for the Company and its clients. At December 31, 2022, the amount receivable from the Clearing Organization represents cash maintained at the Clearing Organization as well as commissions and other revenues earned but not yet paid.

The receivable from Pershing as of December 31, 2022 is $1,879,902 and relates to commissions and fees receivable and is included in receivables from broker dealers and clearing organizations.

The Company has agreed to indemnify Pershing for losses that they may sustain from the client accounts introduced by the Company. At December 31, 2022, Pershing has made no claims for client related losses and the Company has made no reserve for potential future losses.

The Company is subject to credit risk of Pershing if it is unable to repay balances due or deliver securities in their custody.

The Company also maintains business relationships with mutual fund companies through whom they purchase or sell certain mutual funds. The amount receivable from these mutual funds companies as of December 31, 2022, amounts to $6,002,566.

NOTE 3.　　FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying statement of financial condition. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values.

Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The designated level for a security is not necessarily an indication of the risk associated with investing in that security.

Marketable securities owned and sold, not yet purchased, consist of trading debt and mutual fund securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
US Corporate	$　　　　　-	$　　　　　-
Mutual fund securities	76,686	(38,188)
Total	$　76,686	$　(38,188)

All securities owned and sold, not yet purchased, are classified as Level 2 securities.

NOTE 4.   INTERNATIONAL DIVISION

The Company operates an international division that is managed as a unit of the Company. As described in Note 1, the Company's operations during the year ended December 31, 2022, consisted of securities brokerage transactions at the International Division. Therefore, the financial position and results of operations of the Company are those of the International Division.

As required by the International Banking Center Regulatory Act of 1989, the International Division maintains a $300,000 time deposit with a financial institution in Puerto Rico, which is considered restricted. In addition, as required by the Insurance Code of Puerto Rico of the Commissioner of Insurance of Puerto Rico, the Company also maintains another $300,000 time deposit under the same financial institution of Puerto Rico, which is considered restricted. These restricted funds are included as part of deposits at interest in the accompanying statement of financial condition.

NOTE 5.   EXPENSE SHARING AGREEMENT

As described in Note 1, on August 1, 2022, Citigroup Inc. and Insigneo announced the closure of the definitive agreement. As result, the Company entered into an expense sharing agreement with an affiliate company under common control of Insigneo, Insigneo Securities, LLC, where the affiliate company allocates certain expenses and services.

This arrangement was documented in an expense sharing agreement dated August 1, 2022, which applied for the remainder of the 2022 year. For the year ended December 31, 2022, total allocated expenses and services were $777,945, of which $148,383 was unpaid and included as a component payable to related parties.

NOTE 6.   RELATED PARTIES

As described on Note 1, the Company engages in retail brokerage services in various countries in Latin America. Prior to the closing of the definitive agreement between Citigroup Inc. and Insigneo described on Note 1, the Company had entered into service agreements with certain branches of Citibank, N.A. and well as other affiliates of Citi in these countries. The related management fees included one-off charges resulted from certain actions that the Company had undertaken as part of the streamlining of its operations prior to the closing of the definitive agreement described on Note 1.

Subsequently, after the definitive agreement was completed on August 1, 2022, as described in Note 1, the Company entered into service agreements with affiliates in Latin America that supports the retail brokerage services. As of December 31, 2022, the Company owed related entities in Latin America $1,408,159 and $78,958 are due from these related entities.

Prior to the closure of the definitive agreement between Citigroup Inc. and Insigneo described on Note 1, the Company maintained a service contract with Citibank, N.A. – Puerto Rico Branch (the Puerto Rico Branch), whereby the Puerto Rico Branch performed mostly technology support and occupancy services and incurred certain expenses on behalf of the Company. The related management fees included one-off charges resulted from certain actions that the Company had undertaken as part of the streamlining of its operations prior to the closure of the definitive agreement described on Note 1.

Prior to the closure of the definitive agreement between Citigroup Inc. and Insigneo described on Note 1, the Company maintained a service contract with Citibank NA (CBNA US), whereby CBNA US performed mostly operational support services and incur certain expenses on behalf of the Company.

Citigroup, Inc. maintains a connectivity agreement with Banco de Chile, covering Citigroup Inc. and its subsidiaries, in order to offer global products and services to Chilean clients, including International Personal Banking, among others (the Connectivity Agreement). In addition, in the context of the Connectivity Agreement, the Company and Banco de Chile entered into an agreement for Offshore Wealth Management Activities (the "Wealth Management Agreement"). As described in Note 1, effective July 16, 2021, the Company transferred its entire Chileans clients, including customer accounts, to the Company's affiliate, CGMI. As part of the terminated agreement, a liability for one-off charges of $795,596 was accrued on December 31, 2021. In June 2022, Banco de Chile provided the final assessment of the residual activities, on which charged the Company $288,757.

As of December 31, 2022, the Company doesn't owe any charges to the previous related entities under the Citigroup Inc. ownership.

As part of the non-forgivable advances and notes receivables program, the Company entered into a non-recourse inter-affiliate funding arrangement with affiliate Insigneo International Asesores de Inversion Uruguay S.A. (Asesores) to expand the brokerages services covered on the service agreements between the entities.

The carrying amount of the balances reflects the unrepaid portion of non-forgivable advances and loans and the amortized balance of forgivable loans. Forgivable loans are amortized on a monthly basis over the life of the loan. For the period ended December 31, 2022, the carrying amount of this activity amounted to $1,788,889 which were reported under the receivable from related parties caption in the statement of financial condition, net of $661,111 of amortization, which were reported under the management and processing fees caption in the statement of income.

Non-forgivable advances and notes receivable with affiliates are charged off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote. Amortized forgivable funding arrangement balances, whose agreement provisions are breached, are reinstated to the most recent forgiveness date and collection efforts are enacted.

NOTE 7.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 consisted of the following:

Furniture, fixtures and equipment	$	302,620
Leasehold improvements		48,143
Total		350,763
Accumulated depreciation		(199,766)
Net	$	150,997

NOTE 8.   INCOME TAXES

The Company is generally exempt from Puerto Rico income taxes with respect to income from eligible activities as long as it complies with the requirements under the International Banking Entity Center Regulatory Act of 1989, as amended, for the year ended December 31, 2022.

The Company was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico. The Company was converted from a regular corporation into a Limited Liability Corporation (LLC) in 2008 but continues to be treated and taxed as a corporation under special provisions under the New Code.

The Puerto Rico income tax expense differs from the amount computed by applying the Puerto Rico statutory income tax rate of 37.5% as a result of the exempt income from the eligible activities as mentioned above. Despite the fact that such income is exempt for Puerto Rico tax, the Company's U.S. source income is subject to U.S. Federal and State income tax.

The Company could potentially be subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2018 to 2022, until the applicable statute of limitations expires.

As described in Note 1, on July 16, 2021, the Company transferred its entire business serviced by the Miami branch, including customer accounts and associated persons to the Company's affiliate under Citigroup Inc. structure at the time, Citigroup Global Markets Inc. ("CGMI"). This business activity was taxable in the U.S. for any effectively connected income. The Company had effectively connected income in the U.S. on this business activity as part of a Networking Agreement with Citibank NA U.S. at the time. This Networking Agreement was terminated.

During the year 2022, some residual activity related to 2021 divested activities resulted in taxes expenses.

NOTE 9.　　NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $250,000 or 6-2/3% of the aggregate indebtedness. As of December 31, 2022, the minimum net capital requirement was calculated to be $489,615.

At December 31, 2022, The Company had net capital of $3,004,802 which exceeded requirements by $2,515,187 and its aggregate indebtedness was 244.42% of its net capital.

NOTE 10.　　LEASE COMMITMENTS

As described in Note 6, the Company maintained a service contract with Puerto Rico Branch, whereby the Puerto Rico Branch performed support services, including occupancy services related to the office space. As a result of the definitive agreement described in Note 1, the Lease that was held under the Puerto Rico Branch was transferred to the Company prior to the definitive agreement effective date. On July 2022 the Company recorded a right of use (ROU) asset of $3,783,730 and an operating lease liability of $3,854,245. The original discount rate on the on the lease was 3.82%.

On December 31, 2022, the ROU asset was $3,345,389 and the operating lease liability was $3,390,451.

The approximate minimum annual lease payments required under the lease agreements as of December 31, 2022, are summarized as follows:

Year ending December 31:

2023	$　436,871
2024	436,871
2025	441,835
2026	441,835
2027	446,799
2028	446,799
2029	451,764
2030	451,764
2031	456,728
Total payments due under operating lease liabilities	4,011,266
Less discount to present value	(620,815)
Total operating lease liabilities	$3,390,451

The weighted average remaining lease term for the operating leases is approximately 8.5 years.

NOTE 10. LEASE COMMITMENTS (Continued)

Rent expense associated with the lease since it was transferred to the Company, recorded on the straight-line basis, for the year ended December 31, 2022, was $260,647.

NOTE 11. AGREEMENT WITH CLEARING ORGANIZATION

The Company entered into a revised service agreement with its clearing organization starting May 4, 2022, which established early termination fees that decline over 7 years, and a establishes a minimum deposit requirement as follows:

Termination Fees:

In year 1	$2,000,000
In year 2	$1,500,000
In year 3	$1,250,000
In year 4	$ 750,000
In year 5	$ 500,000
In year 6	$ 500,000
In year 7 and thereafter	$ 0
Minimum clearing deposit	$ 250,000

NOTE 12. EQUITY BASED COMPENSATION

Equity Unit Participation Plan

As described in Note 1, on August 1, 2022, Citi and Insigneo announced the closure of the definitive agreement. In order to minimize the risk of Financial Advisors (FAs) leaving Insigneo post closure of the definitive agreement, a retention package was negotiated between Insigneo and the FAs. The retention package included, among other things, a grant of Class C units of Insigneo (the Retention Units) to certain FAs.

Class C units of Insigneo, as per the Insigneo operating agreement, are profit interest units, that are initially issued with a value of zero. As the valuation of Insigneo increases after the issuance of the Class C units, the Class C units become valuable, thus allowing unitholders to participate in the future potential profits from an increase in the value of Insigneo that can only be materialized upon the existence of a market to sell the units, either through a sale of Insigneo or through a listing of the units of Insigneo in the public equity capital markets.

FAs were divided into two groups with different vesting schedules of the Retention Units: (i) Group 1 FAs were granted Retention Units that have a five year vesting schedule that starts as of August 1, 2023 and ends August 1, 2027; and (ii) Group 2 FAs have a three (3) year vesting schedule that starts as of August 1, 2025 and ends August 1, 2027, subject to certain contingencies being met. For Group 2 Retention Units, should the contingencies be met, Group 2 FAs would have an accelerated vesting schedule, whereby 60% of the total vesting occurs on August 1, 2025, and the

NOTE 12. EQUITY BASED COMPENSATION (Continued)

remaining 40% be vesting between August 2, 2025 and August 1, 2027, so that the units would fully vest by August 1, 2027.

For the fiscal year ending December 31, 2022, the Company recognized an expense of $158,865, which results from amortizing five months of the total estimated value of the Retention Units to be granted. This expense has been recorded as a commission and fee expense in the statement of income.

NOTE 13. 401(K) RETIREMENT PLAN

Prior to the closure of the definitive agreement between Citigroup Inc. and Insigneo as described on Note 1, the Company participated in a 401(K)-retirement plan referenced as Citibuilder 401K Plan Puerto Rico.

Subsequently after the definitive agreement was completed on August 1, 2022, as described in Note 1, the Company sponsored a new 401(K)-retirement plan, which allows eligible employees, those that are over age 21 and work at least 30 hours per week, to voluntarily defer a percentage of their salaries. The Company maintains a discretionary employer match. Expenses related to discretionary employer match are included within employee compensation and benefits in the statement of income.

NOTE 14. RISK CONCENTRATION

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligation, the Company may be exposed to market risk for transactions that do not settle. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to

NOTE 14. RISK CONCENTRATION (Continued)

control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has

exposure to credit risk to the extent its cash exceeds the $250,000 covered by federal deposit insurance or $500,000 covered by SIPC.

NOTE 15. CONTINGENCIES

Legal or regulatory proceedings

In the ordinary course of business, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that any such matters will result in a material impact on its financial statements.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. In addition, the Company believes that it is unlikely it will have to make material payments under these

NOTE 15.   CONTINGENCIES (Continued)

arrangements and has not recorded any contingent liabilities in the financial statements for these indemnifications.

There is a pending investigation by the United States Securities and Exchange Commission (SEC) into the Company's practices regarding Regulation Best Interest (Reg BI) and Form Customer Relationship Summary (CRS). The investigation by the SEC started before Insigneo and Citi signed the definitive agreement described on Note 1. However, as part of the definitive agreement, Insigneo asserted indemnification to Citi and thus assumed the potential liability. On February 2023, the potential liability was settled privately between Citi and Insigneo, resulting in maximum payment from the Company to Citi in the amount of $500,000, to be paid in two installments.

This settlement has been accrued in the Company's statement of income as of December 2022 with a corresponding accrued expense recording in the Company's statement of financial condition. The formal settlement between Citi and the SEC awaits approval. If approval occurs, the Company would pay Citi and reduce its accrued expense accordingly.

NOTE 16.   SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions through April 4, 2023, the date the financial statements were issued, and determined that no material events occurred subsequent to the date of the financial statements that would warrant recognition or disclosure in these financial statements.